Exhibit 99.1

INTERIM STATEMENT 6M 2025

Half-year
Interim Report

'25

Publication date: 13 August 2025

For further information, please contact: *Volker Braun, EVP Head of Global Investor Relations & ESG, volker.braun@evotec.com, Phone +49 (0)40 228 999 338 Mobil +49.(0)151.1940 5058, www.evotec.com*

interim STATEMENT 6M 2025

HIGHLIGHTS

🞂	CHANGING REVENUE MIX ALIGNED WITH NEW STRATEGY FOR SUSTAINABLE PROFITABLE GROWTH

🞂	NAME OF REPORTING SEGMENT UPDATED TO BETTER REFLECT STRATEGIC FOCUS: DISCOVERY & PRECLINICAL DEVELOPMENT (D&PD, FORMER SHARED R&D), EFFECTIVE IMMEDIATELY; JUST – EVOTEC BIOLOGICS (JEB) UNCHANGED

🞂	CONTINUATION OF TRENDS SEEN SINCE START OF THE YEAR: D&PD BASE BUSINESS SEEING SOFT DEMAND; JUST – EVOTEC BIOLOGICS EXCEEDING EXPECTATIONS DRIVEN BY HIGHER DEMAND

🞂	KEY PROGRESS IN BOTH COLLABORATIONS WITH BRISTOL MYERS SQUIBB (“BMS”): TARGETED PROTEIN DEGRADATION AND NEUROSCIENCE

🞂	ADJUSTED 2025 GUIDANCE AND 2028 OUTLOOK REITERATED

DISCOVERY & PRECLINICAL DEVELOPMENT SOFT; STRONG GROWTH IN JUST –EVOTEC BIOLOGICS

🞂	Group revenues decreased by (5.0)% to € 371.2 m (6M 2024: € 390.8 m)

🞂	Total Discovery & Preclinical Development revenues decreased by (11.0)% to € 269.0 m (6M 2024: € 302.4 m); performance still impacted by soft orders intake due to muted funding for small biotech companies and phasing of revenues with Pharma partners; Just – Evotec Biologics revenues increased by 16% to € 102.2 m (6M 2024: € 88.9 m)

🞂	Adjusted Group EBITDA totalled € (1.9) m (6M 2024: € (0.5) m) in-line with expectations due to strong cost control across the business

PROGRESSING IN KEY STRATEGIC AREAS

🞂	Significant progress in strategic protein degradation collaboration with BMS triggering performance-based and program-based payments of in total US$ 75 m in Q1

🞂	In Q2, Evotec announces key progress in neuroscience collaboration with BMS triggering a research payment of US$20 m to Evotec

🞂	Evotec announces the award of a US$ 2.5 m grant from The Gates Foundation (“GF”) to support the development of next-generation treatment regimens for tuberculosis (“TB”)

🞂	Expansion of Molecular Patient Database and improving leadership position in the field of Kidney Disease

🞂	Evotec welcomes the FDA's “Roadmap to Reducing Animal Testing in Preclinical Safety Studies” which is aligned with its 30+ year commitment to ethics and the principles of 3-Rs (Replacement, Reduction and Refinement)

🞂	Venture fundraising back to pre-pandemic levels, while VC investments into Seed and Series A rounds remain cautious and selective for the time being. Biotech companies are hence more selective with funding new projects interim STATEMENT 6M 2025

EVENTS AFTER PERIOD-END

🞂	On July 30, 2025, Evotec SE publicly announced the signing of a non-binding agreement with Sandoz AG regarding the potential sale of Just – Evotec Biologics EU, which owns the J.POD biologics manufacturing facility in Toulouse, France, and to grant access to its proprietary platform for integrated development and advanced continuous manufacturing of biologics via a technology license. Closing of the planned transaction remains subject to completion of the relevant information and consultation processes with employees and their representatives, final contractual agreements and to meeting regulatory requirements, expected in the fourth quarter.

CORPORATE

🞂	Evotec unveils new strategy to refocus on core strengths and define clear roadmap to sustainable profitable growth

🞂	Annual General Meeting 2025: all agenda items adopted; under the topic “Pioneering Drug Discovery” CEO Dr Christian Wojczewski presented Evotec’s current situation and strategic outlook

ADJUSTED GUIDANCE FOR FULL-YEAR 2025 CONFIRMED

🞂	Group revenues expected in the range of € 760 – 800 m (2024: € 797.0 m)

🞂	R&D expenditures are expected in a range of € 40 – 50 m (2024: € 50.9 m)

🞂	Adjusted Group EBITDA is expected to reach € 30 – 50 m (2024: € 22.6 m)

OUTLOOK 2028

🞂	Group revenues CAGR2024-2028 targeted to be in a range of 8 – 12%

🞂	Adjusted EBITDA margin 2028 expected to be above 20%

interim STATEMENT 6M 2025

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first six months 2025 compared to the same period in 2024. More detailed information can be found in the notes section of this interim statement.

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries – First six months of 2025

	Six months ended June 30, 2025
in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Intersegment eliminations	Evotec Group
Revenues[2]	268,969	102,244	—	371,213
Intersegment revenues	29	23	(52)	—
Costs of revenue	(242,509)	(92,937)	52	(335,393)
Gross profit	26,490	9,330	—	35,820
Gross margin %	10%	9%	—%	10%

Research and development cost	(18,907)	(62)	—	(18,969)
Selling, general and administrative cost	(73,676)	(15,631)	—	(89,308)
Other operating income	27,885	1,756	—	29,642
Other operating expenses	(5,066)	(535)	—	(5,601)
Reorganization costs	634	—	—	634
Operating Loss	(42,641)	(5,141)	—	(47,782)

Adjusted EBITDA[3]	(9,329)	7,478	—	(1,850)

	Six months ended June 30, 2024
in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Intersegment eliminations	Evotec Group
Revenues[2]	302,379	88,471	—	390,850
Intersegment revenues	—	453	(453)	—
Costs of revenue	(259,536)	(81,017)	204	(340,348)
Gross profit	42,843	7,907	(249)	50,501
Gross margin %	14%	9%	—%	13%

Research and development expenses	(29,348)	(154)	249	(29,253)
Selling, general and administrative expenses	(74,859)	(17,046)	—	(91,905)
Other operating income	23,127	1,106	—	24,233
Other operating expenses	(7,933)	—	—	(7,933)
Reorganization costs	(67,447)	(1,009)	—	(68,456)
Operating Loss	(113,617)	(9,196)	—	(122,813)

Adjusted EBITDA[3]	(3,767)	3,300	—	(467)

1) In Q2 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to “Discovery and Preclinical Development” (D&PD) to better reflect Evotec’s strategic focus.

2) Group revenues would have amounted to € 372.9 m at constant exchange rates

3) Net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

interim STATEMENT 6M 2025

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the six months ended June 30, 2025 Group revenues decreased by (5.0)% to € 371.2 m compared to the same period of the previous year (6M 2024: € 390.8 m). The variance was driven by lower revenues within Discovery and Preclinical Development with (11.0)% compared to the equivalent prior year period, while revenues within Just – Evotec Biologics increased by 15.6%. Excluding fx-effects, Group revenues decreased by (5.0)% to € 372.9 m. Base business decreased by (6.9)% from € 390.7 m in 6M 2024 to € 363.6 m in the six months ended June 30, 2025.

The Costs of revenue for the six months ended June 30, 2025 amounted to € 335.4 m (6M 2024: € 340.3 m) yielding a gross margin of 9.6% (6M 2024: 12.9%). The main driver of the overall decrease in the costs of revenue lies in lower labor and material costs predominantly on the Discovery and Preclinical Development side.

R&D expenses decreased to € 19.0 m, compared to € 29.3 m in the six months ended June 30, 2024 ((35.2)%), with a focused capital allocation to selected R&D projects.

SG&A expenses for the six months ended June 30, 2025 amounted to € 89.3 m and were thus € 2.6 m or (2.8)% lower compared to last year (6M 2024: € 91.9 m) driven by a decrease in external consultancy spend.

For the six months ended June 30, 2025, other operating income amounted to € 29.6 m, compared to € 24.2 m for the comparable prior year period. The increase was driven by an insurance reimbursement related to the cyber-attack. Key drivers for the decrease of other operating expenses from € 7.9 m in the first six months 2024 to € 5.6 m in the first six months 2025 were reduced expenses related to the cyber-attack.

For the six months ended June 30, 2025 Reorganization costs amounted to a reversal of € 0.6 m (6M 2024: expenses of € 68.5 m) related to the finalization of reorganization projects performed in the prior year.

The net income (loss) as of June 30, 2025 totalled € (75.1) m (6M 2024: € (115.6) m). The improvement compared with 6M 2024 was mainly driven by the non-recurring reorganization costs in the prior year. This was partially offset by lower revenues, higher tax expense and higher expenses for non-operating items, including fx impacts.

Adjusted Group EBITDA for the six months ended June 30, 2025 represented € (1.9) m (6M 2024: € (0.5) m) mainly driven by lower revenues, partially offset by lower Costs of revenue as well as reduced R&D and SG&A expenses.

2. Results in our reportable segments Discovery and Preclinical Development and Just – Evotec Biologics

In the Discovery and Preclinical Development segment, revenues (incl. intersegment revenues) decreased by (11.0)% to € 269.0 m (6M 2024: € 302.4 m) mainly driven by weaker than anticipated demand, as the company continues to navigate a suppressed market.

Costs of revenue within Discovery and Preclinical Development were at € 242.5 m in the six months ended June 30, 2025 (6M 2024: € 259.5 m), corresponding to a gross margin of 9.8% (6M 2024: 14.2%). The decrease in the gross margin was mainly driven by a lower top-line performance.

R&D expenses decreased to € 18.9 m (6M 2024: € 29.3 m), with a focused capital allocation approach to specific R&D projects. SG&A expenses decreased to € 73.7 m (6M 2024: € 74.9 m), primarily due to lower third party operating expenses. For the six months ended June 30, 2025, other operating income amounted to € 27.9 m, compared to € 23.1 m for the comparable prior year period, driven by an insurance reimbursement related to the cyber-attack. Other operating expenses were € 5.1 m (6M 2024: € 7.9 m) mainly driven by lower expenses related to the cyber-attack driven ongoing IT expenses.

interim STATEMENT 6M 2025

The adjusted EBITDA of the Discovery and Preclinical Development segment was € (9.3) m (6M 2024: € (3.8) m), driven by the reduced top-line performance.

Revenues within Just – Evotec Biologics increased to € 102.2 m (6M 2024: € 88.5 m). This growth of 15.6% was driven by increased revenues in the existing customer base.

Costs of revenues of € 92.9 m were incurred in the first six months 2025 with higher labor and service and supplier costs to cover the increased base business in the US and the continuous ramp-up in France, compared to € 81.0 m within the six months ended June 30, 2024. Gross margin slightly increased to 9.1% from 8.9% in the first six months 2024, driven by increased favorability in revenue mix.

The decrease in SG&A expenses (6M 2025: € 15.6 m vs. 6M 2024: € 17.0 m) is driven by lower IT related Group charges. Other Operating Expense remained constant year over year.

The adjusted EBITDA within Just – Evotec Biologics has increased to € 7.5 m (6M 2024: € 3.3 m), due primarily to the increased favorability in revenue mix.

3. Financing and financial position

Net cash used in operating activities in the first six months ended June 30, 2025 was € (5.3) m compared with € (98.6) m in the first six months 2024. This year’s figure is positively affected by a lower net loss and favorable changes in working capital.

Net cash used in investing activities for the six months ended June 30, 2025 amounted to € (43.6) m (6M 2024: € (62.2) m). Capital expenditure decreased to € (37.6) m (6M 2024: € (75.5) m) as the expansion investments in Just – Evotec Biologics site in Toulouse have approached completion in 2025, resulting in significantly lower cash outflows. The proceeds from current investments (net) also decreased to € 9.6 m (6M 2024: € 17.1 m) and originated from the (net) sale of coupon bonds and money market funds.

Net cash provided by/used in financing activities was € 20.7 m in the six months ended June 30, 2025 (6M 2024: € (124.9) m) which mainly results from the draw down of loans, partially offset by the repayment of lease obligations amounting to € (19.3) m while the six months ended June 30, 2024 were affected by loan repayments of € (110.3) m.

Cash and cash equivalents amounted to € 267.8 m as of June 30, 2025 (December 31, 2024: € 306.4 m ).

Total Liquidity decreased to € 348.0 m (December 31, 2024: € 396.8 m).

interim STATEMENT 6M 2025

4. Assets, liabilities, and stockholders’ equity

Assets

Between December 31, 2024 and June 30, 2025, total assets decreased by € (104.2) m to € 1,808.3 m (December 31, 2024: € 1,912.5 m).

Investments amounted to € 80.2 m (December 31, 2024: € 90.4 m). This decrease was due to the net sale of coupon bonds.

Trade and other receivables decreased in the six months ended June 30, 2025 by € (31.2) m to € 85.2 m (31 December 2024: € 116.3 m). The decrease was predominantly due to cash received from one of our key customers.

Current tax assets decreased from € 41.9 m as per December 31, 2024 to € 34.6 m as per June 30, 2025. The decrease mainly resulted from payments received for R&D tax credits.

Other current financial assets including derivatives increased to € 8.4 m (December 31, 2024: € 4.3 m) which is mainly due to an increase in the fair value of derivatives.

Non-current investments and other non-current financial assets amounted to € 48.3 m (December 31, 2024: € 40.0 m). This increase resulted mainly from additions to already existing investments in the amount of € 6.6 m as well as (net) fair value increases in the amount of € 2.6 m.

Property, plant and equipment decreased by € (41.2) m to € 782.7 m (December 31, 2024: € 823.9 m) as expected due to the lower capital expenditures required for the two Just – Evotec Biologics sites. Depreciation thus outpaced additional Capex investment, with additional FX-related impacts (see Note 8 for further details).

Non-current tax assets increased to € 46.3 m (December 31, 2024: € 34.4 m) mainly due to an increase in R&D tax credits in France.

Liabilities

Current financial liabilities increased to € 106.9 m (December 31, 2024: € 50.8 m), predominantly due to reclasses of loan liabilities from non-current to current.

Trade and other payables decreased by € (27.8) m in the six months ended June 30, 2025 to € 58.0 m (December 31, 2024: € 85.8 m), resulting from the settlement of a high amount of invoices before the end of Q2 2025.

Current and non-current contract liabilities increased by € 31.5 m to € 294.8 m (December 31, 2024: € 263.3 m) due to a decrease in netting with contract assets related to projects with one major customer.

Current and non-current provisions decreased by € (14.7) m to € 67.1 m (December 31, 2024: € 81.8 m), mainly driven by the consumption as well as reversal of bonus accruals and provisions for reorganization.

Stockholders’ equity

Total stockholders’ equity decreased by € (106.7) m to € 845.8 m (December 31, 2024: € 952.5 m).

Evotec’s equity ratio as of June 30, 2025 decreased to 46.8% (December 31, 2024: 49.8%).

interim STATEMENT 6M 2025

5. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employs 4,759 people globally as of June 30, 2025 (December 31, 2024: 4,827 employees1), which corresponds to a decrease of (1.4)% to the prior year’s end. Overall, the number of employees decreased by (263) compared to the six months ended June 30, 2024 with 5,022 , reflecting organizational adjustments and optimization measures across multiple sites, with the exception of our Just – Evotec Biologics entity, which recorded an increase in headcount.

Shareholdings of the Boards of Evotec SE as of June 30, 2025

	Shares		(thereof, restricted Shares from STI Payout)	Outstanding Shares from vested SPA's	Granted unvested SPA's (total)	Outstanding Shares from vested RSA's	Granted unvested RSA's (total)
Management Board
Dr Christian Wojczewski	50,000		—	—	183,113	—	—
Dr Cord Dohrmann	191,084		10,679	—	166,202	—	29,851
Aurélie Dalbiez	3,500		—	—	74,390	—	—
Paul Hitchin	—		—	—	90,921	—	—

Supervisory Board
Prof. Dr Iris Löw-Friedrich	15,000		—	—	—	—	—
Roland Sackers	—		—	—	—	—	—
Camilla Macapili Languille	—		—	—	—	—	—
Dr Constanze Ulmer-Eilfort	—		—	—	—	—	—
Wesley Wheeler	3,188	*	—	—	—	—	—
Dr Duncan McHale	—		—	—	—	—	—

*Wesley Wheeler acquired 6,375 ADRs, each representing one-half of one ordinary share, no par value per share,

Pursuant to Article 19 of the European Market Abuse Regulation (EU-Marktmissbrauchsverordnung), the above tables and information list the number of Company shares held and rights for such shares granted to each board member as of June 30, 2025 separately for each member of Evotec’s Management Board.

RISKS AND OPPORTUNITIES MANAGEMENT

The risks and opportunities described in Evotec’s Annual Report 2024 on pages 41 to 58 remain mainly unchanged. At present, no risks have been identified that either individually or in combination could endanger the continued existence of Evotec SE.

1) Headcount as of December 31, 2024 without leavers.

interim STATEMENT 6M 2025

GENERAL MARKET AND HEALTHCARE ENVIRONMENT

Trends in the pharmaceutical and biotechnology sector

The market environment for biopharmaceutical industry still remains challenging in 2025. Most small biotech companies still observe a selective funding for Biotech, described in Evotec’s Annual Report 2024 on page 37. Please see Evotec’s Annual Report 2024 for further information.

THE EVOTEC SHARE

Performance of the Evotec share in the first six months of 2025

The Evotec share started on January 1, 2025 at € 8.20 and closed on June 30, 2025 at € 7.20, which corresponds to a decline of (12)% - in-line with MDAX and TecDAX. The Evotec share had a relatively stable start to the year and reached its high of € 9.03 on February 6, 2025. Neither Evotec shares nor benchmark indices could decouple from the discussion around potentially higher tariffs in the U.S. Shares traded at a low of € 5.23 on Apri 7, 2025. A positive market reaction on the announcement of Evotec’s new strategy on April 17, resulted in a recovery of the share price in April and May. Evotec recorded an increase in its share price by more than 45% to € 7.654 on May 9, 2025.

The average target price of 12 sell-side analyst covering Evotec was € 11.63 as of June 30, compared to €12.53 as of December 31, 2024.The average number of Evotec shares traded daily was 1,042,511 between January and June 2025 compared to 1,394,102 in the previous year.

Performance of the Evotec SE share (indexed)
(31 December 2024–30 June 2025)
Performance of the TecDAX (indexed)
(31 December 2024–30 June 2025)
Performance of the MDAX (indexed)
(31 December 2024–30 June 2025)
130 %
120 %
110 %
100 %
90 %
80 %
70 %
60 %
Dec
Jan
Feb
Mar
Apr
May
Jun

interim STATEMENT 6M 2025

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS1

Evotec SE and Subsidiaries

Consolidated interim income statement for the period from January 1 to June 30, 2025 and June 30, 2024

in k€ except share and per share data	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Revenue	371,213	390,850	171,235	182,123
Costs of revenue	(335,393)	(340,348)	(162,641)	(166,382)
Gross profit	35,820	50,501	8,594	15,742

Operating income (expense)
— Research and development	(18,969)	(29,253)	(8,211)	(13,011)
— Selling, general and administrative expenses	(89,308)	(91,905)	(41,610)	(45,969)
— Other operating income	29,642	24,233	16,665	11,552
— Other operating expenses	(5,601)	(7,933)	(4,037)	(4,464)
— Impairment of intangible assets	—	—	—	—
— Reorganization costs	634	(68,456)	826	(68,456)
Total operating income (expense)	(83,602)	(173,314)	(36,367)	(120,347)
Operating income (loss)	(47,782)	(122,813)	(27,773)	(104,606)

Non-operating income (expense)
Gain (loss) on investment in financial instruments reevaluation	427	(8,555)	427	(393)
Share of profit (loss) and reevaluation of at-equity investments	(1,217)	403	(646)	1,454
Other financial income	2,422	1,884	1,206	467
Other financial expense	(8,402)	(5,416)	(5,995)	(2,743)
Other non-operating income (expense)	(18,719)	3,260	(10,637)	1,366
Total non-operating income (expense)	(25,488)	(8,423)	(15,645)	151

Net income (loss) before taxes	(73,270)	(131,236)	(43,419)	(104,455)
— Income taxes	(1,785)	15,632	(59)	9,523
Net income (loss)	(75,055)	(115,605)	(43,478)	(94,932)

Weighted average shares outstanding	177,561,699	177,242,377	177,596,911	177,303,470
Net result per share (basic)	(0.42)	(0.65)	(0.24)	(0.54)
Net result per share (diluted)	(0.42)	(0.65)	(0.24)	(0.54)

1) Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.

interim STATEMENT 6M 2025

Evotec SE and Subsidiaries
Consolidated interim statement of comprehensive income (loss) for the six months ended June 30, 2025 and June 30, 2024

in k€	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Net income (loss)	(75,055)	(115,605)	(43,478)	(94,932)
Accumulated other comprehensive income
Items which are not re-classified to the income statement
Revaluation of equity investments	(846)	(3,856)	(50)	(2,134)

Items which have to be re-classified to the income statement at a later date
Foreign currency translation	(35,397)	11,176	(24,611)	3,995
Revaluation and disposal of other short-term investments	1,108	(1,382)	581	(3,649)

Other comprehensive income (loss)	(35,135)	5,938	(24,079)	(1,788)
Total comprehensive income (loss)	(110,190)	(109,667)	(67,557)	(96,720)

interim STATEMENT 6M 2025

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the six months ended June 30, 2025 and June 30, 2024

in k€	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash flow from operating activities:
— Net income (loss)	(75,055)	(115,605)
— Adjustments to reconcile net income to net cash provided by operating activities	40,684	91,267
— Change in assets and liabilities	29,120	(74,261)
Net cash provided by (used in) operating activities	(5,252)	(98,598)

Cash flow from investing activities:
— Interest Received	2,463	2,722
— Purchase of property, plant and equipment	(37,637)	(75,490)
— Proceeds from sale of property, plant and equipment	25	503
— Purchase of intangible assets and capitalization development expenditures	(8,061)	(3,331)
— Purchase of investments in associated companies and other long-term investments and convertibles	(9,657)	(7,776)
— Proceeds from divestment / sale of investments in associated companies, other non-current investments and convertibles, net of transaction costs	(274)	—
— Purchase of current investments	—	(8,000)
— Proceeds from sale of current investments	9,590	25,116
— Proceeds from government grants	—	4,066
Net cash provided by (used in) investing activities	(43,550)	(62,189)

Cash flow from financing activities:
— Proceeds from capital increase	—	154
— Interest Paid	(3,695)	(3,858)
— Proceeds from loans	43,961	960
— Transaction costs related to loans	(448)	—
— Proceeds from the exercise of share options	213	368
— Repayment of loans	(6,689)	(110,329)
— Repayment of lease liabilities	(12,610)	(12,205)
Net cash provided by (used in) financing activities	20,733	(124,911)

Net increase (decrease) in cash and cash equivalents	(28,070)	(285,699)
Exchange rate difference	(10,492)	(3,327)
Cash and cash equivalents at beginning of year	306,387	510,908
Cash and cash equivalents at end of the period	267,825	221,883

interim STATEMENT 6M 2025

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of June 30, 2025 and as of December 31, 2024

in k€	as of June 30, 2025	as of December 31, 2024
ASSETS
Current Assets:
— Cash and cash equivalents	267,825	306,387
— Investments	80,176	90,413
— Trade and other receivables	85,165	116,319
— Contract assets	48,856	46,034
— Inventories	34,563	31,122
— Current tax assets	34,564	41,879
— Other current financial assets including derivatives	8,396	4,290
— Prepaid expenses and other current assets	44,901	45,519
Total current assets	604,446	681,964

Non-current assets:
— Non-current investments and other non-current financial assets	48,346	40,014
— Investments in associates and Joint ventures	4,497	2,138
— Property, plant and equipment	782,702	823,937
— Intangible assets and Goodwill	304,294	309,295
— Deferred tax assets	16,625	17,333
— Non-current tax assets	46,343	34,357
— Other non-current assets	1,007	3,464
Total non-current assets	1,203,813	1,230,538
Total assets	1,808,259	1,912,502

interim STATEMENT 6M 2025

in k€	as of June 30, 2025	as of December 31, 2024
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
— Current financial liabilities	106,862	50,795
— Trade and other payables	57,984	85,792
— Contract liabilities	132,590	106,599
— Deferred income	4,187	3,216
— Provisions	48,163	62,219
— Current income tax liabilities	8,097	8,517
— Other current liabilities	25,303	27,446
Total current liabilities	383,185	344,585

Non-current liabilities:
— Non-current financial liabilities	355,213	392,743
— Contract liabilities	162,225	156,679
— Deferred income	28,002	30,557
— Provisions	18,974	19,585
— Deferred tax liabilities	13,705	14,516
— Other non-current liabilities	1,167	1,312
Total non-current liabilities	579,286	615,392

Stockholders’ equity:
— Share capital	177,767	177,553
— Additional paid-in capital	1,457,927	1,454,688
— Retained Earnings	(747,424)	(672,370)
— Accumulated other comprehensive income	(42,482)	(7,347)
Total stockholders' equity	845,787	952,525
Total liabilities and stockholders’ equity	1,808,259	1,912,502

interim STATEMENT 6M 2025

Evotec SE and Subsidiaries

Interim consolidated statement of changes in stockholder´s equity of the six months ended June 30, 2025 and June 30, 2024

	Share capital			Income and expense recognised in other comprehensive income
in k€ except share data	Shares	Amount	Additional paid-in capital	Foreign currency translation	Revaluation reserve	Retained Earnings	Total stockholders' equity
Balance at January 1, 2024	177,185,736	177,186	1,449,654	(18,049)	(12,594)	(476,290)	1,119,908
Exercised stock options	367,648	368	153	—	—	—	521
Stock option plan	—	—	705	—	—	—	705
Other comprehensive income	—	—	—	11,176	(5,238)	—	5,938
Net income (loss) for the period	—	—	—	—	—	(115,605)	(115,605)
Total comprehensive income (loss)	—	—	—	11,176	(5,238)	(115,605)	(109,667)
Balance at June 30, 2024	177,553,384	177,553	1,450,512	(6,873)	(17.832)	(591,895)	1,011,466

Balance at January 1, 2025	177,553,456	177,553	1,454,688	5,078	(12,427)	(672,370)	952,525
Exercised stock options	213,085	213	—	—	—	—	213
Stock option plan	—	—	3,239	—	—	—	3,239
Other comprehensive income	—	—	—	(35,397)	262	—	(35,135)
Net income (loss) for the period	—	—	—	—	—	(75,055)	(75,055)
Total comprehensive income (loss)	—	—	—	(35,397)	262	(75,055)	(110,190)
Balance at June 30, 2025	177,766,541	177,766	1,457,927	(30,319)	(12,165)	(747,425)	845,787

interim STATEMENT 6M 2025

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

At Evotec, we envision drug discovery, development and manufacturing as a seamless continuum. Our ambition is to lead the way by combining comprehensive disease understanding at the molecular level with cutting-edge technologies, transforming this knowledge into precise, life-changing medicines through collaborative partnerships. We aim to reshape the future of healthcare through providing flexible access for our partners in the pharmaceutical and biotechnology industry to our platform across the continuum of discovery, development and manufacturing. Our services across the continuum can be clustered in four areas: Discovery Services, Development & Discovery Services, Cyprotex ADME-Tox Solutions and Just – Evotec Biologics, where the latter represents a separate reporting segment besides D&PD (Discovery & Preclinical Development, former Shared R&D).

Evotec SE, located in Hamburg (Essener Bogen 7, 22419 Hamburg, Germany) is registered in the Commercial Registry of Hamburg with HRB 156381.

The Company was founded on December 8, 1993, and is listed on the Frankfurt Stock Exchange (XETRA) since November 10, 1999, Segment Prime Standard, under the ticker “EVT“ as well as on NASDAQ, New York, USA under the trading symbol “EVO“ since November 8, 2021.

2. Basis of presentation

The interim condensed consolidated financial statements for the six months ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed in the European Union. The Group has prepared the interim condensed financial statements on the basis that it will continue to operate as a going concern. The Group considers that there are no material uncertainties that may cast significant doubt over this assumption. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s consolidated financial statements and accompanying notes for the year ended December 31, 2024.

All majority-owned subsidiaries of the Company are included in the interim condensed consolidated financial statements and intercompany transactions have been eliminated in consolidation. The interim condensed financial statements are presented in Euros, due to rounding, amounts may not add up to totals provided.

3. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statement for the year ended December 31, 2024.

The following amendments became effective as of January 1, 2025

-Lack of exchangeability – Amendments to IAS 21

The following amendments will become effective after January 1, 2026, however, may be early adopted:

•	Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (January 1, 2026)

•	Amendments to IFRS 9 and IFRS 7 - Power Purchase Agreements (January 1, 2026)

•	IFRS 18 - Presentation and Disclosures in Financial Statements (January 1, 2027)

interim STATEMENT 6M 2025

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. IFRS 18 is expected to change the presentation of the Income statement and to differentiate between earnings from operating activities, investment activities and financing activities. IFRS 18 will also add additional disclosures but will not change any accounting policies on recognition and measurement, hence it will not change reported net results. Apart from that, none of those amendments are expected to have a significant impact on the Group´s consolidated financial statements.

4. Significant events during the reporting period

In the first six months ended June 30, 2025 Evotec continued its organizational adjustments as part of the previously announced priority reset to profitable growth. This included targeted workforce reductions in specific functions and geographies, carried out in compliance with local labor laws and in close consultation with employee representatives and works councils.

The Supervisory Board of Evotec SE appointed Paul Hitchin as new Chief Financial Officer and member of the Management Board with effect from March 1, 2025.

On March 3, 2025, Evotec SE drew k€ 43,961 from the EIB 2.0 facility. Consequently, there has been an increase of gross debt and a decrease of available credit lines.

Effective June 30, 2025, Evotec cancelled a non-drawn Revolving Credit Facility in the amount of k€ 250,000.

5. Segment information

Evotec’s reporting segments represent the internal organization and reporting structure of the Group. Further information regarding the fields of activity of each segment can be found under Business Overview in the Combined Management Report of the annual report 2024. In Q2 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to “Discovery and Preclinical Development” (D&PD) to better reflect Evotec’s strategic focus. Just – Evotec Biologics remains unchanged.

Management does not allocate assets and liabilities to segments. The assessment of the individual operating segments is based on revenues and operating income (loss). Inter segment revenues are valued with a price comparable to other third-party revenues. Corporate activities are allocated based on internally defined allocation keys, primarily based on revenue. The evaluation of each reportable segment by the management is performed based on revenues and adjusted EBITDA.

interim STATEMENT 6M 2025

The segment information for the first six months of 2025 and 2024 are as follows:

	Six months ended June 30, 2025
in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Intersegment eliminations	Evotec Group
Revenues[2]	268,969	102,244	—	371,213
Intersegment revenues	29	23	(52)	—
Costs of revenue	(242,509)	(92,937)	52	(335,393)
Gross profit	26,490	9,330	—	35,820

Operating income and (expenses)
Research and development cost	(18,907)	(62)	—	(18,969)
Selling, general and administrative cost	(73,676)	(15,631)	—	(89,308)
Other operating income	27,885	1,756	—	29,642
Other operating expenses	(5,066)	(535)	—	(5,601)
Reorganization costs	634	—	—	634
Total operating income and (expenses)	(69,130)	(14,472)	—	(83,602)
Operating income (loss)	(42,641)	(5,141)	—	(47,782)

	June 30, 2024
in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Intersegment eliminations	Evotec Group
Revenues[2]	302,379	88,471	—	390,850
Intersegment revenues	—	453	(453)	—
Costs of revenue	(259,536)	(81,017)	204	(340,348)
Gross profit	42,843	7,907	(249)	50,501

Operating income and (expenses)
Research and development expenses	(29,348)	(154)	249	(29,253)
Selling, general and administrative expenses	(74,859)	(17,046)	—	(91,905)
Other operating income	23,127	1,106	—	24,233
Other operating expenses	(7,933)	—	—	(7,933)
Reorganization costs	(67,447)	(1,009)	—	(68,456)
Total operating income (expenses)	(156,460)	(17,104)	249	(173,314)
Operating income (loss)	(113,617)	(9,196)	—	(122,813)

1) In Q2 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to D&PD to better reflect Evotec’s strategic focus.

2) Includes Revenues from contributions of €7,123k and €7,093k for the six months ended 30 June 2025 and 2024, respectively.

interim STATEMENT 6M 2025

The adjusted EBITDA for the first six months 2025 is derived from Operating income (loss) as follows:

in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Evotec Group
Operating Loss	(42,641)	(5,141)	(47,782)
Depreciation of tangible assets	33,518	12,620	46,137
Amortization of intangible assets	4,217	—	4,217
External Cyber-related Costs, net of reimbursements	(6,554)	—	(6,554)
Reorganization Costs	(634)	—	(634)
One-off arbitration costs	2,765	—	2,765
Adjusted EBITDA	(9,329)	7,478	(1,850)

1) In Q2 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to D&PD to better reflect Evotec’s strategic focus.

The adjusted EBITDA for the first six months 2024 is derived from Operating income (loss) as follows:

in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Evotec Group
Operating Loss	(113,617)	(9,196)	(122,813)
Depreciation of tangible assets	34,258	11,487	45,745
Amortization of intangible assets	3,064	—	3,064
External Cyber-related Costs, net of reimbursements	5,081	—	5,081
Reorganization Costs	67,447	1,009	68,456
One-off arbitration costs	—	—	—
Adjusted EBITDA	(3,767)	3,300	(467)

1) In Q2 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to D&PD to better reflect Evotec’s strategic focus.

interim STATEMENT 6M 2025

6. Revenues

The following table shows the breakdown of the revenue the Group recognized for the first six months 2025:

	Six months ended June 30, 2025
in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Total
Revenues from contracts with customers
Fee for service and FTE-based research payments	237,628	79,127	316,756
Recharges[2]	16,370	—	16,370
Compound access fees	170	—	170
Milestone fees	500	—	500
Licenses	7,178	23,116	30,294
Total revenue from contracts with customers	261,847	102,244	364,090

Timing of revenue recognition
At a point in time	24,219	23,116	47,335
Over a period of time	237,628	79,127	316,756
Total revenue from contracts with customers	261,847	102,244	364,090

Revenues by region
USA	157,965	54,793	212,758
Germany	12,896	—	12,896
France	10,496	3	10,498
United Kingdom	33,638	—	33,638
Switzerland	5,932	47,448	53,380
Rest of the World	40,921	—	40,921
Total revenue from contracts with customers	261,847	102,244	364,090

Revenue from contributions	7,123	—	7,123
Total Revenue	268,970	102,244	371,213

1) In Q2 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to “Discovery and Preclinical Development” (D&PD) to better reflect Evotec’s strategic focus.

2) Comprises of material re-charges to the customer.

interim STATEMENT 6M 2025

The following table shows the breakdown of the revenue the Group recognized for the first six months 2024:

	Six months ended 30 June 2024
in k€	Discovery and Preclinical Development[1]	Just – Evotec Biologics	Total
Revenues from contracts with customers
Fee for service and FTE-based research payments	252,896	88,471	341,367
Recharges[2]	41,952	—	41,952
Compound access fees	304	—	304
Milestone fees	—	—	—
Licenses	133	—	133
Total revenue from contracts with customers	295,286	88,471	383,757

Timing of revenue recognition
At a point in time	41,952	25,961	67,913
Over a period of time	253,334	62,510	315,843
Total revenue from contracts with customers	295,286	88,471	383,757

Revenues by region
USA	180,261	42,486	222,747
Germany	14,271	—	14,271
France	10,100	—	10,100
United Kingdom	42,616	70	42,687
Switzerland	10,927	45,607	56,534
Rest of the World	37,111	307	37,418
Total revenue from contracts with customers	295,286	88,471	383,757

Revenue from contributions	7,093	—	7,093
Total Revenue	302,379	88,471	390,850

1) In Q2 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to D&PD to better reflect Evotec’s strategic focus.

2) Comprises of material re-charges to the customer.

7. Income Taxes

The income tax amounted to an expense of k€ (1,785) for the first six months until June 30, 2025 compared to an income tax income of k€ 15,632 for the six months ended 30 June 2024. This change is mainly driven by the fact that in 2025, no deferred taxes were recognized on current losses.

8. Property, Plant and Equipment

Property, plant and equipment amounted to k€ 782,702 as of June 30, 2025 (December 31, 2024: k€ 823,937) and included owned property, plant and equipment as well as right-of-use assets. The decrease of k€ (41,235) is mainly related to FX effects (k€ (26,446)) and depreciation (k€ (46,137)) that exceeded capital expenditures (k€ 32,214).

interim STATEMENT 6M 2025

9. Goodwill and other intangible assets

Goodwill:

Goodwill amounted to k€ 275,207 as of June 30, 2025, versus k€ 282,854 as of as of December 31, 2024. The movement during the period was due to the impact of changes in exchange rates.

The Group performs its annual impairment test over goodwill in the fourth quarter of the fiscal year and when circumstances indicate that the carrying value may be impaired. The Group’s impairment test for goodwill is based based on the fair-value less costs to sell methodology.

The key assumptions used to determine the recoverable amount for the different cash generating units are disclosed in the Group’s consolidated financial statements for the year ended December 31, 2024.

Based on the analysis of the business performance as of and for the six months ended June 30, 2025, the Group has not identified any impairment trigger.

Finite lived intangible assets:

The Group also reviews its finite lived intangible assets for impairment whenever triggering events or changes in circumstances indicate that the carrying amount may not be recoverable. Following this review, the Group has not identified any impairment trigger.

10. Earnings per Share

Basic earnings per share are calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding during the period, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprises forward purchase contracts, restricted shares, performance shares and share options granted to employees. As Evotec reports a net loss all share equivalents are anti-dilutive, so that diluted and non-diluted (basic) earnings per share are identical (see “Net result per share (basic)” and “Net result per share (diluted)” in the Consolidated Interim Income Statement).

The weighted average number of ordinary shares is calculated as follows:

Shares in thousands	30/6/2025	31/12/2024
Issued shares 1. Jan.	177,553,456	177,185,736
Treasury shares 1. Jan.	(167,415)	(249,915)
Effect of weighted average capital increase	—	—
Effect of weighted average stock options exercised	175,658	359,413
Weighted Average Number of Shares Outstanding	177,561,699	177,295,234

interim STATEMENT 6M 2025

The share capital of k€ 177,767 was divided into 177,766,541 shares. The increase in shares outstanding is related to the exercise of stock options (see Note 13).

11. Reorganization

On December 31, 2024, provisions for reorganization amounted to k€ 24,601. In the six months ended June 30, 2025 costs of k€ 12,710 were charged against the provision, related to employee termination benefits, real estate footprint optimization and other direct costs associated with the reorganization. An amount of k€ 1,459 was released.

The remaining balance as of June 30, 2025 amounted to k€ 11,237 and mainly related to costs for cancelled lease agreements in the UK and employee termination benefits in France as well as other direct costs associated with the reorganization.

12. Fair Value of Financial Assets and Liabilities and Financial Risk Management

The Group’s activities expose it to a variety of financial risks such as currency risks, interest rate risks, credit risks and liquidity risks. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required. Additional disclosures can be found in the “Risks and opportunities” described in Evotec’s Annual Report 2024 on pages 41 to 58.

There have not been significant changes to the risk management approach or to risk management policies since December 31, 2024.

Fair value of financial assets and liabilities:

The Group classifies its fair value measurements using a fair value hierarchy that reflects the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. The fair value hierarchy has the following levels:

▪ Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities that the Company can access at the measurement date. This includes e.g. bonds, money market funds, shares and other short term cash investments.

▪ Level 2 – all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices). This includes equity investments in unlisted companies measured based on observable prices close to the balance sheet date, as well as derivative financial instruments with a hedging relationship measured based on spot and forward rates observable in the market.

▪ Level 3 – one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability. This includes equity investments in unlisted companies measured using the net asset value as a proxy for the fair value of the investment (Net-Asset-Value-Method).

The carrying amounts and fair values of the financial assets and liabilities measured at fair value and financial liabilities measured at amortized cost as of June 30, 2025 and as of December 31, 2024 are shown in the tables below. Financial assets measured at amortized cost approximate their carrying amounts in the statement of financial position.

interim STATEMENT 6M 2025

	June 30, 2025
in k€	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial assets
Equity instruments	41,177	41,177	—	20,507	20,670
Other financial assets	—	—	—	—	—
Derivative financial instruments	5,971	5,971	—	5,971	—
Financial assets carried at FVTPL	47,148	47,148	—	26,478	20,670
Equity instruments	1,563	1,563	1,563	—	—
Short-term investments¹	83,790	83,790	83,790	—	—
Financial assets carried at FVTOCI	85,353	85,353	85,353	—	—
Financial assets carried at fair value	132,500	132,500	85,353	26,478	20,670
Cash and cash equivalents	264,211	264,211	—	—	—
Receivables and Contract Assets	134,021	134,021	—	—	—
Other financial assets	9,038	9,038	—	—	—
Carried at (amortized) costs	407,270	407,270	—	—	—
Total financial assets	539,770	539,770	85,353	26,478	20,670

Financial liabilities
Derivative financial instruments	—	—	—	—	—
Financial Liabilities carried at FVTPL	—	—	—	—	—
Financial liabilities carried at fair value	—	—	—	—	—
Trade account payables	(57,984)	(57,984)	—	—	—
Loans and borrowings	(324,582)	(282,604)	—	—	—
Other liabilities	(138,660)	(138,660)	—	—	—
Carried at (amortized) costs	(521,226)	(479,249)	—	—	—
Total financial liabilities	(521,226)	(479,249)	—	—	—

1includes Money Market Funds classified under Cash and Cash Equivalents amounting to €3,614k.

interim STATEMENT 6M 2025

	December 31, 2024
in k€	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial assets
Equity instruments	31,962	31,962	—	12,180	19,781
Other financial assets	2,127	2,127	—	—	2,127
Derivative financial instruments	—	—	—	—	—
Financial assets carried at FVTPL	34,089	34,089	—	12,180	21,909
Equity instruments	2,409	2,409	2,409	—	—
Short-term investments¹	93,975	93,975	93,975	—	—
Financial assets carried at FVTOCI	96,384	96,384	96,384	—	—
Financial assets carried at fair value	130,472	130,472	96,384	12,180	21,909
Cash and cash equivalents	302,825	302,825	—	—	—
Receivables and Contract Assets	162,353	162,353	—	—	—
Other financial assets	11,259	11,270	—	—	—
Carried at (amortized) costs	476,437	476,437	—	—	—
Total financial assets	606,909	606,909	96,384	12,180	21,909

Financial liabilities
Derivative financial instruments	(4,139)	(4,139)	—	(4,139)	—
Financial Liabilities carried at FVTPL	(4,139)	(4,139)	—	(4,139)	—
Financial liabilities carried at fair value	(4,139)	(4,139)	—	(4,139)	—
Trade account payables	(85,792)	(85,792)	—	—	—
Loans and borrowings	(287,556)	(253,245)	—	—	—
Other liabilities	(153,175)	(153,175)	—	—	—
Carried at (amortized) costs	(526,523)	(492,213)	—	—	—
Total financial liabilities	(530,663)	(496,352)	—	(4,139)	—

1includes Money Market Funds classified under Cash and Cash Equivalents amounting to €3,562k.

interim STATEMENT 6M 2025

There were no changes in the Group´s valuation process, valuation techniques and types of inputs used in the fair value measurements during the period.

Apart from borrowings, the Group considers the carrying value of the financial instruments to approximate their fair value.

For fair value measurements classified in level 3 of the fair value hierarchy, no quantitative information on significant unobservable inputs have been used in the measurement of the fair value.

The following shows the development of the fair values of Level 3 for the six months ended June 30, 2025 and during year 2024:

in k€	Equity Instruments and other financial assets	Contingent Consideration
Balance as of January 1, 2025	21,909	—
Additions	2,948	—
Disposals	—	—
Transfer from Level 2 to Level 3	—	—
Transfer from Level 3 to Level 2	(1,177)	—
Fair Value Change through P&L	(3,009)	—
Conversion of loans to Investments in associates and Joint ventures	—	—
Balance as of June 30, 2025	20,670	—

in k€	Investments	Contingent consideration
Balance as of January 1, 2024	40,328	(311)
Additions	11,749	—
Disposal	—	311
Transfer from Level 2 to Level 3	9,543	—
Transfer from Level 3 to Level 2	(6,750)	—
Fair Value Change through P&L	(32,161)	—
Conversion of loans to Investments in associates and Joint ventures	(800)	—
Balance as of December 31, 2024	21,909	—

Additions to level 3 investments refer to capital increases in Evotec minority investments. Minority investments for a total of k€ 1,177 have been transferred from Level 3 to Level 2 of the fair value hierarchy due to the presence of observable market prices.

Currency risk:

Foreign exchange exposure also arises because of inter-company loans and deposits. When the lending company enters such arrangements, the financing is generally provided in the functional currency of the subsidiary entity. When such loans would be part of the net investment in the subsidiary, net investment hedging would be applied. Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged.

13. Share based payments

In March 2025, 1,322,203 share performance awards were granted. Thereof, 445,702 to members of the Management board and the remaining 876,501 to other key employees. The exercise price of the options was € 1.00 for both Management Board members and other key employees. The "Fair Market Value” (FMV) presenting the present value of the respective option rights at Grant Date is calculated as of January 1 of the respective year. The fair value of share performance Awards on January 1, 2025 was € 9.83 and the share price on the grant date, March 28, 2025, was € 6.00.

interim STATEMENT 6M 2025

The fair value of options granted during the six months ended June 30, 2025 was estimated on the date of grant using the following assumptions:

Expected dividend yield	—%
Expected volatility of Evotec share	87.00%
Risk-free interest rate	2.18%
Expected life of share options (years)	4

In addition, a total of 1,105,037 Restricted Share Units were granted in the six months ended June 30, 2025. These Restricted Share Units were only given to key employees. The fair value of the Restricted Share Units on January 1, 2025 was $ 4.71 and the share price on the grant date, March 28, 2025, was $ 3.34.

For the six months ended June 30, 2025, the Group has recognised k€ 3,246 of share-based compensation expense in the statement of profit or loss (June 30, 2024: k€ 713).

During the first half of 2025, 210,068 shares were issued through the exercise of Share Performance Awards and 3,017 shares were issued through the exercise of Restricted Share Awards, which increased stockholder’s equity. In addition, 70,754 shares were issued through the exercise of Restricted Share Units, which were settled via treasury shares.

14. Related party transactions

Evotec’s related parties include associated companies as well as the members of the Supervisory Board and the key management personnel of the Group. Except for the transactions described in Evotec’s Annual Report 2024 Note (19) on page 113, no other material transactions with related parties were entered into in the first six months 2025.

15. Subsequent events

On July 14, 2025, Evotec was made aware of an arbitral court decision requiring Evotec to make retroactive lease payments in the low seven-figure range for a not yet transferred lease asset. Evotec has set up the corresponding provision per June 30, 2025. The initial recognition of the Right-of-Use asset and the corresponding lease liability is expected to take place in the course of the third quarter.

On July  21, 2025, Evotec issued an updated guidance on revenue for FY2025. The Group expects revenue to be in the range of € 760 m to € 800 m (previously € 840 m to € 880 m (2024: € 797.0 m)). R&D (€ 40 – 50 m (2024: € 50.8 m)) and adjusted EBITDA (€ 30 – 50 m (2024: € 22.6 m)) related guidance elements remain unaffected.

On July 30, 2025, Evotec announced the signing of a non-binding term sheet for the sale of Just – Evotec Biologics EU SAS to Sandoz AG. Closing of the planned transaction remains subject to completion of the relevant information and consultation processes with employees and their representatives, final contractual agreements and to meeting regulatory requirements.

interim STATEMENT 6M 2025

III. RESPONSIBILITY STATEMENT

To the best of our knowledge and in accordance with the applicable reporting principles for interim financial reporting, the Interim Condensed Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and financial results of the Group, and the Group Interim Management Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

August 13, 2025

Dr Christian Wojczewski	Aurélie Dalbiez

Chief Executive Officer	Chief People Officer

Dr Cord Dohrmann	Paul Hitchin

Chief Scientific Officer	Chief Financial Officer

interim STATEMENT 6M 2025

Financial calendar 2025

November 5, 2025	Quarterly Statement 9M 2025

FORWARD-LOOKING STATEMENTS

This half-year interim statement contains forward-looking statements concerning future events, Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements, Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses, These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made, No assurance can be given that such expectations will prove to have been correct, These statements involve known and unknown risks and are based upon a few assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec, Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our Annual Report for the year ended December 31, 2022, Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.